Exhibit 99.1

For immediate release
IMI COMMENTS ON MARKET ACTIVITY AND PREVU* PROGRESS

Toronto, Ontario (June 30, 2005) - - In response to recent trading activity in the company’s stock, IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today stated that there has been no material change in the company’s business or strategic direction, and that management’s outlook for the remainder of 2005 remains positive.

The company also provided a clinical and marketing update on PREVU* Skin Sterol Test, the company’s non-invasive cardiovascular risk assessment technology, which is marketed worldwide by McNeil Consumer Healthcare, Canada.

Clinical Program
Participants are now being enrolled in the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study. PREPARE is a 25,000-participant clinical trial in the life insurance testing industry using PREVU* LT Skin Sterol Test, the lab-processed format of IMI’s skin sterol technology. This study, designed to confirm the viability of PREVU* LT in the insurance testing market, is being conducted with the participation of selected U.S. life insurers and other industry partners. In 2003, approximately 13.5 million individual life insurance policies were purchased in the United States, a significant number of which do not include a cardiovascular disease assessment. PREVU* LT could be a cost effective tool for insurance companies to better manage this risk.

“With this study, we will gain valuable new data - - with interim results expected this fall - - that will help to create additional revenue opportunities and position IMI to receive a milestone payment, possibly later this year,” said Dr. Brent Norton, President and Chief Executive Officer. “Our technology is already attracting attention in the industry, with a recent article published in On the Risk, the journal of The Academy of Life Underwriting, highlighting the merits of skin sterol testing in the life underwriting process.”

Marketing Update
A number of training initiatives for operators are now underway to support planned programs in Europe and Canada with PREVU* Point of Care (POC) Skin Sterol Test, the lead product in the PREVU* family. These programs are aimed primarily at screening clinics where cardiovascular risk assessment is conducted. PREVU* POC was recently made available for sale to medical professionals in Canada, the U.S. and Europe.

Dr. Norton continued, “Over the next few months, McNeil will continue to invest in building the PREVU* brand. With supportive clinical data from the insurance study, they expect to be in a position to launch PREVU* LT later this year. This will fulfill a central element of the strategy to have multiple products available in different market segments at the same time - - while positioning IMI to receive other milestone payments from McNeil. Simply, IMI’s business objectives and strategic direction remain unchanged. Our outlook for the remainder of the year is positive, with the expectation that sales of PREVU* will build through late 2005 and 2006.”

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com. For more information about PREVU*, please visit www.prevu.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville /John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com